

July 20, 2010

Mr. Stephen I. Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

   Re: Occidental Petroleum Corporation
     Form 10-K for Fiscal Year Ended December 31, 2009
     File No. 001-9210

Dear Mr. Chazen:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director